Exhibit 2

BEIGENE, LTD.

AMENDMENT NO. 1 TO SHARE PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 (this “Amendment”) to the SHARE PURCHASE AGREEMENT, dated as of October 31, 2019 (the “Agreement”), is made and entered into as of December 6, 2019, by and among BeiGene, Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), and Amgen Inc., a Delaware corporation (the “Investor”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, pursuant to the Agreement, the Investor agreed to purchase and subscribe for and the Company agreed to sell and issue to the Investor, Two Hundred Three Million Two Hundred Eighty-Two Thousand Eight Hundred Twenty (203,282,820) Ordinary Shares at a purchase price of $13.45 per share at the Closing, or the Per Firm Share Purchase Price;

WHEREAS, at the time of the signing of the Agreement, the Company had intended to issue, and the Investor had intended to subscribe for, such amount of Ordinary Shares as necessary to allow the Investor to hold twenty point five percent (20.5%) of the Company’s outstanding share capital (the “Target Share Amount”) as of the Closing Date;

WHEREAS, since the date of the Agreement, the number of outstanding Ordinary Shares has increased as a result of the exercise of share options and/or the vesting of restricted share units under the Company’s equity incentive plans, and the number of Ordinary Shares outstanding may increase further between the date hereof and the Closing Date;

WHEREAS, pursuant to Section 8.9 of the Agreement, no provision in the Agreement may be supplemented, deleted or amended except in a writing executed by an authorized representative of each of the Investor and the Company; and

WHEREAS, the Company and the Investor wish to amend the Agreement pursuant to Section 8.9 thereof to provide that the Investor shall purchase, and the Company shall sell, such additional number of Ordinary Shares as necessary to allow the Investor to hold the Target Share Amount as determined four (4) Business Days prior to the Closing Date (the “Measurement Date”), up to a maximum of Five Million (5,000,000) additional Ordinary Shares, which is approximately zero point five percent (0.5%) of the total number of Ordinary Shares to be outstanding immediately following the Closing (the “Additional Share Cap”).

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Addition of Section 2.1.1. The following shall be inserted as a new Section 2.1.1 of the Agreement:

“2.1.1 Sale of Additional Shares. The Company hereby agrees to issue to the Investor, and the Investor agrees to subscribe for, additional Ordinary Shares (the “Additional Firm Shares”), in an amount necessary to allow the Investor to hold as of the Measurement Date, after giving effect to the proposed purchase of the Firm Shares and such Additional Firm Shares, the Target Share Amount, up to the Additional Share Cap, at a purchase price per Additional Firm Share equal to the Per Firm Share Purchase Price, and otherwise upon the same terms and conditions as applicable to the Firm Shares under this Agreement; provided, that, solely for the purposes of the definitions of “Purchase Price,” “Shareholder Approval” and “Shares” and Section 2.2 (Delivery and Payment), the Additional Firm Shares shall be deemed to be Incremental Shares under the Agreement and shall be purchased and issued together with the Firm Shares at the Closing.

2. General

A. Except as expressly modified by this Amendment, the terms and provisions of the Agreement shall remain unchanged and in full force and effect in accordance with its terms.

B. Each of the parties hereto shall bear its respective costs, including legal fees, and expenses incurred in connection with the preparation of this Amendment and the activities incurred in connection therewith.

C. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

D. This Amendment shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the conflict of laws principles thereof that would require the application of the Law of any other jurisdiction.

E. The Agreement and this Amendment constitute the full and entire understanding and agreement between the Company and the Investor with regard to the subject matter hereof and neither the Company nor the Investor shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

F. This Amendment shall become effective immediately upon execution by the Company and the Investor.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

THE COMPANY:

BEIGENE, LTD.

By:	/s/ Scott A. Samuels
Name: Scott A. Samuels
Title: Senior Vice President, General Counsel

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

INVESTOR:

AMGEN INC.

By:	/s/ Robert A. Bradway

Name: Robert A. Bradway
Title: Chairman of the Board, President & CEO

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